September 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Madeleine Mateo and Susan Block

Re:	Calculator New Pubco, Inc.

Amendment No. 3 to

Registration Statement on Form S-4

Filed August 10, 2023

File No. 333-271665

Dear Ms. Mateo and Ms. Block:

On behalf of Calculator New Pubco, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated August 11, 2023 (the “Comment Letter”) with respect to the above referenced Amendment No. 3 to the Registration Statement on Form S-4, filed by the Company on August 10, 2023.

The Company has filed via EDGAR Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4 to the Registration Statement.

Amended Form S-4/A Filed August 10, 2023

Updated Projections, page 112

1.	Revise this risk factor to discuss how the "updated projections" generally presented "reduced projections for increase in customers and brokers" when the projections appear to anticipate even more significant growth in total revenues in years 3-5 than in the initial projections.

Response: In response to the Staff’s comment, the disclosure on page 113 of Amendment No. 4 to the Registration Statement has been revised.

September 5, 2023 Page 2

Loan Portfolio Revenues, page 116

2.	We note your response to prior comment 9. However, we are not able to locate a discussion of factors that could prevent your ability to meet the growth targets in the projections. In this case, since the projections are based upon an increase in the number of "sales and business oriented personnel," discuss the risk associated with an inability to effectively hire or integrate the new staff upon your ability to reach these projections.

Response: In response to the Staff’s comment, the disclosure on page 117 of Amendment No. 4 to the Registration Statement has been revised.

Recommendation of the Quantum Board, page 119

3.	We note the risk factor on page 69 that notes that the projections prepared by AtlasClear are subject to substantial assumptions and uncertainties. We also note that the projections assume growth of between 35% and 73% in the first full year of operations, and continue to assume substantial growth rates going forward. Please disclose whether Quantum's board was aware of the projections, assumptions supporting the projections, and uncertainties, and whether the board considered those factors in making its recommendation to shareholders to approve the transaction. Alternatively, if the board did not rely on the projections, or consider the uncertainties, so state and explain why the board did not consider the projections and an evaluation of the reasonableness of the projections in making its recommendation.

Response: In response to the Staff’s comment, the disclosure on page 120 of Amendment No. 4 to the Registration Statement has been revised.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc: Robert McBey – Chief Executive Officer